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ICICI Limited

ICICI Infotech Acquires Ajax Software Solutions

ICICI Infotech Services Ltd., the IT subsidiary of ICICI Ltd (NYSE: IC) announced today that it has acquired 100% of the equity of Ajax Software Solutions Ltd. for a consideration of Rs. 18.14 crore. This acquisition is another step by ICICI Infotech towards becoming a major player in the financial services software industry.

Ajax Software, set-up in 1998 with the help of venture funding from Marigold Capital Management Ltd., is a company promoted by professionals with an impressive track record in the banking product arena. The company specialises in developing software solutions for managing treasury operations of banks, corporates and other financial organisations. Its products offer complete integration of front-office, mid-office and back-office treasury operations, asset-liability management solutions etc.

Mr. V. Srinivasan, Managing Director and CEO, ICICI Infotech Services Ltd., said "We have been looking to widen our range of offerings to the banking and financial sector. In Ajax, we believe we have found a company with high-end products, which can be sold internationally. The Ajax products will complement our existing product range, and enable us to address a broader market."

Mr. P. Radhakrishna, Director, Ajax, said "We were scouting for a strategic tie-up which would enable our product to address an international customer base, preferably a company with whom we could share a vision and a certain level of aggressive intent. With ICICI Infotech we are confident of continuing the process of delivering world-class products."

"We are also happy to have associated with Marigold, who took the risk of funding a banking products start-up, at a time when VC funding was at its infancy," he added.

Ajax was represented by ICICI Securities and Finance Company Limted (I-Sec) in the transaction. Mr Devdatt Shah, Managing Director and CEO, I-Sec said, "This partnership should allow Ajax products to be marketed globally through ICICI Infotech. We believe this acquisition is a logical step in ICICI Infotech's strategy of providing expertise in the area of financial services."

About ICICI Infotech Services Limited

ICICI Infotech Services Limited, a leading software solutions and services provider based in India, was established in October 1993. The company presently focuses on software development & web-enabling businesses, IT enabled services and IT infrastructure, communications and related services. As on June 30, 2000, the net worth of the company was Rs 481 million, of which the share capital accounted for Rs 60 million, and the reserves and surplus accounted for Rs 421 million.

ICICI Infotech has already done pioneering work in web solutions, e-commerce and m-commerce, and this expertise will be utilized to take advantage of emerging market opportunities. As a result of its IT driven innovations and efficient work processes, ICICI Infotech was awarded the ISO 9001 and IQ Net certifications by Standards Australia. ICICI Infotech today employs about 750 professionals, of which about 120 are employed in the United States.


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Except for the historical information contained herein, statements in this release which contain words or phrases such as "will", "aim", "will likely result", "believe", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "contemplate", "seek to", "future", "objective", "goal", "project", "should", "will pursue" and similar expressions or variations of such expressions may constitute "forward-looking statements". These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to successfully complete the acquisition of Ajax Software, integrate its operations, implement our strategy, future levels of non-performing loans, our growth and expansion, the adequacy of our allowance for credit losses, technological changes, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by ICICI Limited, the parent company of ICICI Infotech Services Limited, with the Securities and Exchange Commission of the United States. ICICI undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

November 28, 2000

For further press queries contact:
Manoj Kunkalienkar at 91-22-4906070 or email at manojk@infotech.icici.com
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